Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE PUBLISHES 2021 SUSTAINABILITY REPORT

Toronto (June 20, 2022) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") reports that it has released its 2021 Sustainability Report (the "Report"). The Report provides an update on Agnico Eagle's oversight, strategy, practices and risk management approach to key areas of health and safety, environmental, social and governance ("ESG") and on the historic sustainability performance of all mining operations.

The Report marks the 13th year that Agnico Eagle has produced a detailed account of the Company's ESG performance. The Report has been prepared in accordance with the Global Reporting Initiative ("GRI") Standards: Core Options, with additional mining industry specific indicators from the Sustainability Accounting Standards Board ("SASB") Metals and Mining disclosures and metrics. The Report is also aligned with the Task Force on Climate Related Financial Disclosures ("TCFD").

Highlights from the Report include:

●	Integration of Legacy Kirkland Lake Gold operations – On February 8, 2022, Agnico Eagle and Kirkland Lake Gold Ltd. ("Kirkland Lake") completed a merger of equals. Performance data in the Report from both legacy companies is provided separately, and consolidated where appropriate, to provide our stakeholders with a complete understanding of Agnico Eagle's current business practices

●	Strong overall ESG performance – The Company maintained or improved performance across many key environmental indicators, including zero significant environmental incidents and the efficient use of water (78% of water for operational use recycled and reductions in fresh water used per ounce of gold produced). The Company continued to contribute and invest in the communities in which it operates with a combined $10.0 million in community investments and $1.6 billion in local procurement

●	Continued commitment to addressing climate-change and reaching net-zero by 2050 – In 2021, Agnico Eagle became a formal supporter of TCFD, expanded its climate-change governance model and completed a corporate climate-change related risk assessment. The Company's combined greenhouse gas ("GHG") profile, with an intensity of 0.4 tonnes of CO2 equivalent for every ounce of gold produced, continues to position Agnico Eagle as a low GHG intensity gold producer. The Report also provides an estimate of Scope 3 emissions for legacy Agnico Eagle and legacy Kirkland Lake

●	COVID-19 Response – In 2021, Agnico Eagle continued to respond to the challenges presented by COVID-19. Throughout the pandemic the Company continued to focus on three priorities: protecting its employees, protecting its communities and protecting its operations

●	Responsible Mining – The Company is committed to being a responsible miner and contributor to the sustainable development of the regions where it operates. In 2021, Agnico Eagle completed an externally verified audit for six mine sites on Towards Sustainable Mining ("TSM"), Responsible Gold Mining Principles ("RGMP"), and Voluntary Principles on Security and Human Rights ("VPSHRs")

The 2021 Sustainability Report can be accessed here.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

2